The MediaWorks 191 Wood Lane White City London W12 7FP United Kingdom	VIA EDGAR

May 1, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autolus Therapeutics plc

Registration Statement on Form S-3

File No. 333-295004

Acceleration Request

Requested Date: May 5, 2026

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on May 5, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Christian Plaza, Courtney Thorne and William DuVal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with William DuVal of Cooley LLP at (703) 456-8663, or in his absence, Courtney Thorne at (617) 937-2318. Thank you for your assistance with this matter.

Sincerely,

AUTOLUS THERAPEUTICS PLC

By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

cc:	Alex Driggs, Autolus Therapeutics plc
Christian Plaza, Cooley LLP
Courtney Thorne, Cooley LLP William DuVal, Cooley LLP